Brett D. White	VIA EDGAR
(650) 843-5191
whitebd@cooley.com

November 21, 2007
Donna Levy
Attorney, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Gran Tierra Energy Inc.
Amendment No. 2 to Registration Statement to Form S-1
Filed October 26, 2007
File No. 333-146953
Dear Ms. Levy:
On behalf of our client, Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”), we are electronically transmitting a conformed copy of Gran Tierra’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show changes from Amendment No. 1 to Registration Statement to Form S-1.
Amendment No. 2 is being filed in response to your letter dated November 16, 2007, setting forth the Staff’s comments regarding Amendment No. 1 to the registration statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in Amendment No. 2.
Amendment No. 2 to Registration Statement to Form S-1
General
1.	We note that you have filed your Form 10-QSB for the quarter ended September 30, 2007. Please update your financial statements in accordance with Item 3-01(f) of Regulations S-X. Also, update as appropriate all of the related disclosure in your registration statement.

The Company has revised the disclosure in response to the Staff’s comment.

2.	In accordance with the requirements of Regulations C and S-T, file via EDGAR a marked version of the amended registration statement at the time you file each amendment. In this regard, we note that no marked version accompanied the filing of Amendment No. 1 to the registration statement. Please also file a copy of Amendment
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Donna Levy
November 21, 2007
Page Two
No. 1 that marks all of the changes made from the original S-1. On the cover page of your next amendment, note that it is Amendment No. 2.

We apologize for the oversight. Pursuant to the Staff’s comment, we refiled Amendment No. 1 on November 20, 2007, marked to show changes from the original filing. Amendment No. 2 is being filed marked to show changes from Amendment No. 1, and is designated Amendment No. 2.
Principal and Selling Shareholders, page 69
3.	Update the information on your beneficial ownership and selling shareholder tables to a more recent date. We note that the information on the beneficial ownership table is as of August 13, 2007 and on the selling shareholder table is as of September 15, 2007.

The Company has updated the disclosures in response to the Staff’s comment.
Plan of Distribution, page 82
4.	You indicate on page 84 that any broker dealers that are involved in selling shares “may” be deemed to be underwriters. Identify by name the selling shareholders who are broker-dealers, and state specifically that they are underwriters.

The Company has revised the disclosure in response to the Staff’s comment.
Exhibit Index
Exhibit 5.1
5.	The opinion of counsel that you have filed is limited to the statutes of the state of Nevada. The opinion must also be based on the rules and regulations underlying the applicable statutory provisions and applicable judicial and regulatory determinations. Obtain and refile an opinion that is not so limited.

The Company has obtained and filed an updated opinion of counsel in response to the Staff’s comment.
     Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5191 or to Nancy Wojtas at (650) 843-5819.
Sincerely,
/s/ Brett White
Brett D. White
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM